UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-40922

Blockchain Moon Acquisition Corp.

(Exact name of registrant as speciﬁed in its charter)

4651 Salisbury Road, Suite 400, Jacksonville, FL 32256-6187

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, one Right and one Redeemable Warrant	BMAQU	The Nasdaq Stock Market LLC

Common Stock, par value $0.0001 per share	BMAQ	The Nasdaq Stock Market LLC

Rights, each to receive one-tenth of one share of Common Stock	BMAQR	The Nasdaq Stock Market LLC

Redeemable Warrants, each exercisable for one-half of one share of Common Stock at an exercise price of $11.50	BMAQW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:   None.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as speciﬁed in charter) has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

BLOCKCHAIN MOON ACQUISITION CORP.

Date:	May 9, 2023	By:	/s/ Enzo A. Villani
Name: Enzo A. Villani
Title: Chief Executive Officer